Exhibit 12

Pinnacle Entertainment, Inc.
Computation of Ratio of Earnings to Fixed Charges

	For the year ended December 31,
	2013	2014	2015	2016	2017

	(in thousands)
Earnings:
Pre-tax income (loss) from continuing operations before losses from equity method investments	$(96,254)	$49,592	$56,758	$(485,825)	$47,245
Add: Fixed charges	178,723	261,623	250,313	342,346	392,312
Less: Capitalized interest	(3,282)	(2,854)	—	(105)	(64)
Total earnings	$79,187	$308,361	$307,071	$(143,584)	$439,493

Fixed charges:
Interest expense, net of capitalized interest (a)	$170,218	$253,048	$244,708	$334,777	$381,349
Capitalized interest	3,282	2,854	—	105	64
Estimated interest portion of rent expense	5,223	5,721	5,605	7,464	10,899
Total fixed charges	$178,723	$261,623	$250,313	$342,346	$392,312
Ratio of earnings to fixed charges	(b)	1.2x	1.2x	(b)	1.1x

(a)	Inclusive of amortization of debt issuance costs and debt discounts/premiums and exclusive of interest income.

(b)
Due principally to large non-cash charges deducted to compute earnings, earnings were less than fixed charges by $99.5 million and $485.9 million for the years ended December 31, 2013 and 2016, respectively.